Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that, due to age reason, Mr. Zhang Xiangxian has, on 3 August 2016, tendered his resignation as a Non-executive Director of the Company and a member of the Risk Management Committee of the Board. The resignation took effect on the same day.

Mr. Zhang Xiangxian has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Zhang Xiangxian for his contribution to the Company during his tenure of service.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 4 August 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie